Exhibit 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

First Quarter 2020	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic Earnings Per Share ("EPS"):
Net income available to common stockholders	$15,236	59,712	$0.26

Effect of dilutive securities:
Stock compensation plans	—	495

Diluted EPS:
Net income available to common stockholders	$15,236	60,207	$0.25

First Quarter 2019	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic EPS:
Net income available to common stockholders	$61,348	59,252	$1.04

Effect of dilutive securities:
Stock compensation plans	—	624

Diluted EPS:
Net income available to common stockholders	$61,348	59,876	$1.02